Mail Stop 4561

June 2, 2008

Daniel L. Coury, Sr.
Chief Executive Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120

   Re: LiveDeal, Inc.
     Form 8-K filed on May 13, 2008
     Form 8-K/A filed on May 28, 2008
     File No. 001-33937

Dear Mr. Coury:

   We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

       Sincerely,

       /s/ Stephen Krikorian

       Stephen Krikorian
       Accounting Branch Chief